October 9, 2001


To Whom It May Concern:

The firm of G. Brad Beckstead, CPA, consents to the inclusion of my report of October 9, 2001, on the Financial Statements of Royal Phoenix from the inception date of October 17, 2000 through September 30, 2001, in any filings which are necessary now or in the future to be filed with US Securities and Exchange Commission.

Signed,

/s/ G. Brad Beckstead
G. Brad Beckstead, CPA